UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 001-14982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, MO 63141

*	Other supplemental schedules required by Section 2520-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Income Security Act of 1974 have been omitted because they are not applicable.

Huttig Building Products, Inc.

Savings and Profit Sharing Plan

EIN 43-0334550 PN 006

Auditor’s Report and Financial Statements

December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee of Huttig

    Building Products and Plan Management

Huttig Building Products, Inc. Savings and Profit Sharing Plan

St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. Other accountants were engaged to audit the financial statements of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of and for the year ended December 31, 2012, whose report dated June 25, 2013, expressed an unmodified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2013, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri

June 12, 2014

Report of Independent Registered Public Accounting Firm

To Participants of the Huttig Building Products, Inc. Savings and Profit Sharing Plan and

The Board of Directors of Huttig Building Products, Inc.

We have audited the accompanying statement of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.

St. Louis, Missouri

June 25, 2013

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Investments:
Investments, at fair value (see note 3)	$58,602,607	$47,626,833

Total investments	58,602,607	47,626,833

Receivables:
Notes receivable — participants	616,965	676,445

Total receivables	616,965	676,445

Net assets available for benefits	$59,219,572	$48,303,278

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013 and 2012

	2013	2012
Contributions and other additions:
Participant contributions	$1,611,020	$1,335,352
Participant rollover contributions	192,606	170,793

Total contributions and other additions	1,803,626	1,506,145

Interest income on notes receivable — participants	27,593	24,966

Investment income:
Interest, dividends and capital gains	1,602,003	1,147,336
Net appreciation in fair value of investments	11,840,666	5,253,076

Total investment income	13,442,669	6,400,412

Total additions	15,273,888	7,931,523

Benefits paid to participants	4,357,594	3,694,214

Total deductions	4,357,594	3,694,214

Net increase	10,916,294	4,237,309
Net assets available for benefits, beginning of year	48,303,278	44,065,969

Net assets available for benefits, end of year	$59,219,572	$48,303,278

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

(a)    General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pre-tax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the Trustee) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b)    Contributions

Plan participants may contribute a percentage of their annual compensation, up to the maximum allowable under Section 402(g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum annual contribution. The minimum was 2% through May 30, 2013. Effective June 1, 2013, this was increased to 3%. Participants attaining the age of 50 before the end of year are eligible to make catch-up contributions of an extra $5,500. The Plan allows participants to make Roth contributions to the Plan.

Company matching contributions are discretionary as determined by the Board of Directors. The Company did not make any matching contributions in 2013 or 2012.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined by the Plan, whether or not they make an elective matching contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2013 or 2012.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(c)    Investments

Participants may elect to place their deferred or non-deferred contributions into the following investments: Huttig Common Stock, Prudential Jennison Growth Fund Z, Prudential Dryden Stock Index Fund I, Prudential Guaranteed Income Fund, American Funds Euro Pacific Growth Fund A, T Rowe Price Mid-Cap Growth R, Federated Clover Small Value A, PIMCO Total Return A, Lord Abbett Developing Growth A Fund, Virtus Emerging Market Opportunities A, JPMorgan Diversified Sel, JPMorgan Mid Cap Value Inst, American Balanced Fund, BlackRock Equity Dividend Inst and Templeton Global Bond Fund. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Common Stock are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Common Stock after the effective date of the Plan.

(d) Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participant’s termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $4,746 and $5,132 in 2013 and 2012, respectively.

(e)    Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Common Stock are made in cash.

(f)    Notes Receivable  —  Participants

Participants may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. At December 31, 2013, the interest rates on participants’ loans ranged from 4.25% –9.25%. The loans are secured by the balance in the participant’s account and bear interest at the initial lending rate for the life of the loan. Loans taken out in 2013 had an initial lending rate of prime of 3.25% plus 1%, or 4.25%. Participant loans are measured at the unpaid principal balance plus any accrued unpaid interest. The outstanding balance of loans to participants was $616,965 and $676,445 as of December 31, 2013 and 2012, respectively. Interest income on the loan fund is included as interest income in the participant’s fund accounts based on their elected loan allocation.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(g)    Plan Member Accounts

Individual accounts are maintained for each Plan participant to reflect the Plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan participant’s contribution.

(2)	Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting — Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts. The contract is an insurance company issued general account backed group annuity contract. There are no specific securities in the general account that back the investments in this account. All transactions are at contract value, including discontinuance of the contract. Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.

(b)    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)    Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan. Administrative expenses were $78,288 and $153,088 for the years ended December 31, 2013 and 2012, respectively.

(d)    Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)    Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(f)    Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period beginning date.

(g)    Reclassifications

Certain reclassifications have been made to the 2012 financial statement to conform to the 2013 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	2013		2012
Prudential Guaranteed Income Fund	$11,442,114		$12,489,740
American Funds EuroPacific Growth Fund A	5,442,760		6,009,614
Prudential Jennison Growth Fund Z	6,779,373		5,476,284
Pioneer Fundamental Value Fund Y	—		5,283,455
BlackRock Equity Dividend Inst	6,261,525		—
Huttig Company Stock	6,942,586		2,981,972
American Balanced Fund		*	2,695,638

* Investment is less than 5% of net assets available for benefits

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Appreciation/(depreciation) in fair value:
JPMorgan Diversified Sel	$(5,838)	$—
JPMorgan Mid Cap Value Inst	333,339	—
Prudential Jennison Growth Fund Z	1,732,696	762,593
Crane Common Stock	812,641	(48,689)
Huttig Common Stock	4,094,356	2,069,609
Prudential Dryden Stock Index Fund I	589,265	255,529
American Funds EuroPacific Growth Fund A	1,139,287	910,937
BlackRock Equity Dividend Inst	759,722	—
Federated Clover Small Value A	297,376	85,079
Columbia Mid Cap Value A	218,690	312,238
T Rowe Price Mid Cap Growth R	556,766	122,678
Lord Abbett Developing Growth A	422,054	20,312
Eaton Vance Large Cap Value Fund A	—	130,021
Templeton Global Bond Fund	7	10,931
American Balanced Fund	490,969	295,383
Virtus Emerging Market Opportunities A	6,561	1,170
Pioneer Fundamental Value Fund Y	492,433	270,658
PIMCO Total Return A	(99,658)	54,627

	$11,840,666	$5,253,076

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of quoted market prices in active markets for similar assets type assets; and Level 3 consist of unobservable inputs that have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There have been no changes in methodologies used in December 31, 2013 or 2012. The Plan had no assets measured at fair value on a nonrecurring basis.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of common stock is based on quoted market prices.

Level 2 Fair Value Measurements

Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 investments in 2013.

Level 3 Fair Value Measurements

The fair value is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments. The Plan’s investment in the Guaranteed Income Fund (GIF) is a fully benefit-responsive investment fund. The GIF is valued based on the participant contributions made in the fund, plus earnings at guaranteed crediting rates, less withdrawals and fees.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

		Fair Value Measurements Using:
December 31, 2013	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Balanced	$4,310,823	$4,310,823	$—	$—
Bond	2,484,869	2,484,869	—	—
International	6,463,066	6,463,066	—	—
Large Cap Growth	6,779,373	6,779,373	—	—
Large Cap Balanced	2,425,013	2,425,013	—	—
Large Cap Value	6,261,525	6,261,525	—	—
Mid Cap Growth	2,550,975	2,550,975	—	—
Mid Cap Value	2,916,881	2,916,881	—	—
Small Cap Value	1,636,011	1,636,011	—	—
Small Cap Growth	2,022,829	2,022,829	—	—
Huttig Common Stock	6,942,586	6,942,586	—	—
Crane Common Stock	2,386,512	2,386,512	—	—
Guaranteed Income Fund	11,442,144	—	—	11,442,114

	$58,622,607	$47,180,463	$—	$11,442,114

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

		Fair Value Measurements Using:
December 31, 2012	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Balanced	$2,695,638	$2,695,638	$—	$—
Bond	1,788,588	1,788,588	—	—
International	6,042,842	6,042,842	—	—
Large Cap Growth	5,476,284	5,476,284	—	—
Large Cap Balanced	2,104,488	2,104,488	—	—
Large Cap Value	5,283,455	5,283,455	—	—
Mid Cap Growth	2,033,319	2,033,319	—	—
Mid Cap Value	2,259,854	2,259,854	—	—
Small Cap Value	1,184,523	1,184,523	—	—
Small Cap Growth	1,400,638	1,400,638	—	—
Huttig Common Stock	2,981,972	2,981,972	—	—
Crane Common Stock	1,885,492	1,885,492	—	—
Guaranteed Income Fund	12,489,740	—	12,489,740	—

	$47,626,833	$35,137,093	$12,489,740	$—

Fair value determinations for Level 3 measurements of securities are the responsibility of the Plan Administrator. The Plan Administrator contracts with the trustee to generate fair value estimates on a monthly or quarterly basis. The Plan Administrator challenges the reasonableness of the assumptions used and reviews the methodology to ensure the estimated fair value complies with accounting standards generally accepted in the United States.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Transfers Between Levels

Transfers between Levels, 1, 2 and 3 and the reason for those transfers are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Reason for Transfer
Transfers from level
Guaranteed Income Fund	$—	$12,489,740	$—	*

Total transfers from level	$—	$12,489,740	$—

Transfers to level
Guaranteed Income Fund	$—	$—	$12,489,740

Total transfers from level	$—	$—	$12,489,740

* Management determined key inputs not observable

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

	Fair Value 12/31/2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Prudential Guaranteed Income Fund	$11,442,114	Contract Value	Contractual interest rate	2%

Sensitivity of Significant Unobservable Inputs

The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Investment Contract with Insurance Company

The significant unobservable input used in the fair value measurement of the Plan’s investment contract with an insurance company is the interest rate of the investment contract. Changes in the contractual interest rate would result in a significant change in fair value to the extent the change deviates from changes in market interest rates. Generally, an increase (decrease) in the difference between the contractual interest rate and the market interest rate is accompanied by a directionally opposed change in the fair value.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the years ended 2013 and 2012.

Guaranteed Income Fund
Balance at January 1, 2013	$0
Transfer into Level 3	12,489,740
Interest Income	287,879
Purchases	2,302,384
Sales	(3,637,859)

Balance at December 31, 2013	$11,442,144

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(4)	Contract with Insurance Company

In 2013 and 2012, the Plan invested in the Prudential Guaranteed Income Fund (GIF) offered by the Trustee Prudential Retirement Insurance and Annuity Company (PRIAC). Guarantees are based on the claims paying ability of PRIAC and not the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2013 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in PRIAC’s general account. Payment obligations under the GIF represent an insurance claim supported by all the general assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

GIF Operation

Under the group annuity contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable time frames. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against Contract Value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contact to be benefit responsive.

Contract/Fair Value

The concept of a value other than Contract Value does not apply to this insurance company issued account backed evergreen (no maturity date) group annuity spread product even upon discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The contract’s operation is different than many other evergreen group annuity products in that market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Investment Contract (GIC), and therefore there are no known cash flows that could be discounted. As a result, the value amount shown materially approximates the Contract Value. As of December 31, 2013 and 2012, the Plan held $11,442,144 and $12,489,740, respectively.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Interest Crediting Rates

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. The average interest earned by the Plan was 2.00% and 2.18% for the year ended December 31, 2013 and December 31, 2012, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.

Events

Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contact Value paid either within 90 days or over time.

(5)	Tax Status

The Plan Administrator has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to examination for the years prior to 2010.

The Plan operates under a non-standardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by The Prudential Investment Company of America. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(6)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2013 and 2012

(7)	Related Party Transactions

Certain Plan investments are shares of mutual funds and the guaranteed income fund that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations. The Plan has investments in Huttig Common Stock as of December 31, 2013 and 2012 of $6,942,586 and $2,981,972, respectively. In 2013 and 2012, the Company did not make matching contributions for the purchase of Huttig Common Stock. The participant can reallocate the vested portions of the Huttig Common Stock at any time. In addition, after three years of service, a participant can reallocate matching contributions invested in Huttig Common Stock regardless of whether the participant is vested in such matching contributions.

As of December 31, 2013 and 2012, the Plan held approximately 1,798,597 and 1,863,733 shares, respectively, of Company Common Stock. Total outstanding Huttig Company Stock as of December 31, 2013, was approximately 25 million shares.

During the year ended December 31, 2013, the Plan had the following transactions involving Huttig Common Stock:

Shares purchased	156,442
Shares sold	221,578
Cost of shares purchased	$423,918
Cost of shares sold	$419,977
Net proceeds from shares sold	$557,659

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i  —  Schedule of Assets Held (at end of year)

EIN #43-0334550 Plan No. 006

December 31, 2013

(a) (b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
Prudential Guaranteed Income Fund*	Unallocated Investment Contract	**	$11,442,144
JPMorgan Diversified Sel	Mutual Fund	**	1,535,846
American Funds EuroPacific Growth Fund A	Mutual Fund	**	5,442,760
JPMorgan Mid Cap Value Inst	Mutual Fund	**	2,916,881
Prudential Jennison Growth Fund Z*	Mutual Fund	**	6,779,373
Huttig Common Stock*	Company Stock	**	6,942,586
American Balanced Fund	Mutual Fund	**	2,774,977
BlackRock Equity Dividend Inst	Mutual Fund	**	6,261,525
Prudential Dryden Stock Index Fund I*	Mutual Fund	**	2,425,013
T Rowe Price Mid Cap Growth R	Mutual Fund	**	2,550,975
Crane Common Stock	Company Stock	**	2,386,512
PIMCO Total Return A	Mutual Fund	**	1,697,226
Lord Abbett Developing Growth A	Mutual Fund	**	2,002,829
Federated Clover Small Value A	Mutual Fund	**	1,636,011
Virtus Emerging Market Opportunities A	Mutual Fund	**	1,020,306
Templeton Global Bond Fund	Mutual Fund	**	787,643
Notes receivable—participants*	Interest rates 4.25% to 9.25%; maturing dates vary through 2020	**	616,965

			$59,219,572

*Represents a party-in-interest investment allowable under ERISA regulations.

**Cost omitted for participant-directed investments

See accompanying report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC. SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC. (Plan Administrator)

Date: June 12, 2014	By:	/s/ Philip W. Keipp
	Name:	Philip W. Keipp
	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of BKD, LLP, independent registered public accounting firm.

23.2	Consent of Brown Smith Wallace, L.L.C., independent registered public accounting firm.